Filed by Omniture, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Visual Sciences, Inc.
Commission File No.: 000-31613
The following slide presentation was used in connection with a presentation given by Omniture, Inc, at the Credit Suisse 2007 Annual Technology Conference on November 27, 2007.

Optimizing Online Business Credit Suisse Annual Technology Conference Josh James, CEO and Co-Founder

This presentation contains certain statements that we believe may constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, including, but not limited to, statements regarding our business strategy, including improvements to and defensibility of our competitive position, continuing customer demand for our services, our leadership in the market for on-demand, online business optimization services, including web analytics, the strength of our business in 2007, and expectations regarding GAAP and non-GAAP revenue, GAAP and non- GAAP net income and loss, and adjusted EBITDA, the anticipated benefits of our pending acquisitions and our ability to consummate them, expectations regarding the market for A/B and multivariate testing, and the anticipated success of and results of our integration efforts relating to the acquisitions we completed in 2007. These statements are based on current expectations and assumptions regarding future events and business performance and involve certain risks and uncertainties that could cause actual results to differ materially, including, but not limited to, risks associated with changes in the demand for our services, the potential that Omniture or its customers may not realize the benefits Omniture currently expects from the recent and pending acquisitions, risks inherent in the integration and combination of complex products and technologies, our ability to continue to attract new customers and sell additional services to our existing customers, the continued adoption by customers of our SiteCatalyst service and other product and service offerings, the significant capital requirements of our business model that make it more difficult to achieve positive cash flow and profitability if we continue to grow rapidly, our ability to develop or acquire new services, risks associated with our acquisition strategy and disruptions in our business and operations as a result of acquisitions, possible fluctuations in our operating results and rate of growth, the continued growth of the market for on-demand, online business optimization services, changes in the competitive dynamics of our markets, the inaccurate assessment of changes in our markets, errors, interruptions or delays in our services or other performance problems with our services, our ability to hire, retain and motivate our employees and manage our growth, our ability to effectively expand our sales and marketing capabilities, our ability to develop and maintain strategic relationships with third parties with respect to either technology integration or channel development, our ability to expand the sales of our services to customers located outside the United States, our ability to implement and maintain proper and effective internal controls, the adoption of laws or regulations, or interpretations of existing law, that could limit our ability to collect and use Internet user information, and the blocking or erasing of "cookies"; and such other risks as identified in Omniture's quarterly report on Form 10-Q for the period ended September 30, 2007, and from time to time in other reports filed by Omniture with the U.S. Securities Exchange Commission. These reports are available on the Investor Relations page of our corporate Web site at www.omtr.com. Omniture undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the Company's expectations. Forward-looking Statements

To supplement the company's condensed consolidated financial statements presented on a GAAP basis, we report certain non- GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company's performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles in the United States of America, or GAAP. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. These non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same captions and may differ from non-GAAP financial measures with the same or similar captions that are used by other companies. We believe that, while these non-GAAP measures are not a substitute for GAAP results, they provide a basis for evaluating the Company's operating results because they helpful in understanding our past financial performance and our future results and facilitate comparisons of results between periods. Omniture adopted SFAS 123R on January 1, 2006, using the prospective method. Results of prior periods have not been restated to conform with the 2006 presentation. We also recorded deferred compensation in 2005 related to the granting of options which is being amortized in subsequent periods. We believe the calculation of net income and loss, calculated without acquisition-related accounting adjustments to deferred revenue, stock- based compensation expense, the amortization of certain intangible assets, imputed interest expense and non-recurring acquisition related expenses, provides a meaningful comparison to our net loss figures reported for 2005 and prior years. We also believe that adjusted EBITDA, which we calculate as net cash provided by operations less the acquisition-related adjustment to deferred revenue, amortization of discounts on short-term investments, non-operating gains and losses, the net change in operating assets and liabilities, other income (expense), net and the provision for income taxes, is an indicator of the Company's financial results and cash flows and is useful to investors in evaluating operating performance. Our management regularly uses these non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. A reconciliation of these Non-GAAP measures are included in the attached presentation materials and on the Investor Relations section of our corporate Web site at www.omtr.com. These non-GAAP measures have been reconciled to the nearest GAAP measure as required under SEC rules. The note that the non-GAAP financial information that Omniture provides also may be different from the non-GAAP information provided by other companies. Use of Non-GAAP Financial Information

Omniture Overview

Multi-billion Dollar Market Scaling with the Internet Investment Highlights Increasing Sales and Profits for World-class Customers Platform Solution Creates Multiple Growth Drivers via On-Demand Delivery Scalable Financial Model with Predictable, Recurring Revenue and High Retention Largest and Fastest Growing Company in Industry, Driven by Historically Proven Team

What We Do We provide an online business optimization platform that our customers use to measure, optimize and automate their online and multi-channel business initiatives.

Performance • Revenue Growth All non-GAAP numbers have been adjusted to exclude certain items. A reconciliation of specific adjustments to GAAP results is included in the GAAP to non-GAAP slide, included at the end of this presentation. A reconciliation of non-GAAP adjustments to GAAP results are also included on the Investor Relations section of our corporate Web site at www.omtr.com. Revenues presented above represent non-GAAP amounts, which exclude acquisition related deferred revenue adjustments. Gross margin percentages presented above represent non-GAAP amounts, which exclude acquisition related deferred revenue adjustments, stock-based compensation expense and amortization of intangible assets. Adjusted EBITDA is a non-GAAP financial measure, and refers to Earnings Before Interest, Taxes, Depreciation and Amortization. Adjusted EBITDA also excludes stock-based compensation expense. 0 $5M $10M $15M $20M $25M $30M Q2 Q3 Q4 Q1 2005 2006 2007 Q2 Q3 Q4 Q1 Q2 Q1 $35M -30% -15% 0% 15% 30% 45% 60% 75% Gross Margin Adjusted EBITDA Margin Quarterly Revenue (In Millions) Q3

Performance • Revenue Growth • Customer Growth 0 250 500 750 1000 1500 2000 Q2 Q3 Q4 Q1 2005 2006 2007 Q2 Q3 Q4 Q1 Q2 Q1 2500 Total Customers 1250 1750 2250 Q3

Performance • Revenue Growth • Customer Growth • Usage Growth 0 100 200 300 400 500 600 Q2 Q3 Q4 Q1 2005 2006 2007 Q2 Q3 Q4 Q1 Q2 Q1 Quarterly Transactions (In Billions) Q3

Performance • Revenue Growth • Customer Growth • Usage Growth • Expansion of Product Portfolio

Performance • Established as a Global Market Leader • Revenue Growth • Customer Growth • Usage Growth • Expansion of Product Portfolio

Competitive Position Strengthens Over Time Competitive Position Strengthens Over Time Enterprise-Class Individual User Integrated Platform / Functional Breadth Narrow Functionality (Microsoft) (Google) (Top tier and other notable web analytics competitors)

Massively Parallel Computing Grid - Over 10,000 network devices ? Universal Tag ? ....With Defensible Position (c) 2006 Omniture Inc, Confidential & Proprietary Enterprise Class Services, Support and Education ? ? Over 560 Billion Transactions Per Quarter Genesis Partner Ecosystem - over 80 partners and growing ?

MEDIA RETAIL FINANCE TRAVEL TELECOM OTHER TECHNOLOGY AUTOMOTIVE Leading Companies Run Omniture

Including 100's others... Leading Companies Run Omniture

20 40 60 80 100 120 140 160 180 200 East West North Sizing the Market Alexa Ranking Enterprise Mid-Market SMB/Hobby Monthly Page Views Millions Of Sites Thousands Billions 20 40 60 80 100 120 140 160 180 200

Sizing the Market Alexa Ranking Mid-Market SMB/Hobby Monthly Page Views / ACV Millions Of Sites Enterprise 20 40 60 80 100 120 140 160 180 200 East West North

Millions Of Sites Alexa Ranking Market Opportunity = $3 - 4B Sizing the Market Monthly Page Views / ACV Enterprise Mid-Market SMB/Hobby 20 40 60 80 100 120 140 160 180 200 East West North

Strong Progress Towards Long-Term Financial Model FCF (% of Revenue) CAPEX (% of Revenue) Operating Margin Gross Margin Revenue Growth 3% 10% 6% 67% 80% Q3'07 (48%) 32% (15%) 61% 104% Q1'06 (IPO) 18% 12% 20% 70% 50% "High Growth" Target 25% 8% 25% 75% 30% "Medium Growth" Target All non-GAAP numbers have been adjusted to exclude certain items. A reconciliation of specific adjustments to GAAP results is included in the GAAP to non-GAAP slide, included at the end of this presentation. A reconciliation of non-GAAP adjustments to GAAP results are also included on the Investor Relations section of our corporate Web site at www.omtr.com. Revenues presented above represent non-GAAP amounts, which exclude acquisition related deferred revenue adjustments. Gross margin and operating margin percentages presented above represent non-GAAP amounts, which exclude acquisition related deferred revenue adjustments, stock-based compensation expense and amortization of intangible assets from GAAP gross margin percentages. (28%) 32% (5%) 62% 98% Q2'06

Recent Acquisitions: Strategic Rational A/B Testing and Multivariate Testing Next natural step for marketers Richer product solution set for over 4,000 customers Already a partner via Genesis Expected to be accretive to earnings immediately after closing Unparalleled ease of use Cross-sell and up-sell opportunities Significant revenue synergies Creates the ability to invest more aggressively to drive the success of Omniture

Experienced Internet and Software Team

JOSH JAMES	CEO and Co-Founder	10 years CEO online marketing and web analytics
CHRIS HARRINGTON	President Worldwide Sales	VP Sales, Computer Associates; Domain Systems
MIKE HERRING	CFO and EVP	CFO, MyFamily.com; ThirdAge Media; Anergen
JOHN PESTANA	EVP Customer Success and Co-Founder	Web analytics pioneer - 10 years
BRETT ERROR	CTO and EVP Products	CTO, Omniture - 8 years
NEIL WESTON	General Manager EMEA and SVP	GM EMEA, Siebel Systems
SHAWN LINDQUIST	CLO and SVP	Wilson Sonsini Goodrich & Rosati; Novell
MIKE DODD	SVP Corporate Development	VC, Investment Banker, Corp Dev
GAIL ENNIS	SVP Marketing	VP Marketing, BEA Systems; Oracle
LINA GEORGE	SVP Human Resources	Sterling Commerce; Maxtor; Verio; AT&T
JOHN MELLOR	SVP Business Dev. & Corp. Strategy	VP BD Computer Associates, Co-Founder Viewpoint
PATRICK KELLIHER	VP Finance and Controller	VP Finance, Cadence Design Systems; 3COM
JOHN VANDERMAY	VP Engineering	VP Engineering, Cognos
BRANDON PULSIPHER	VP Network Operations	VP Net Ops, Omniture - 8 years
WOLFGANG MAASBERG	VP North America Sales	VP North America Sales, Coremetrics
DON CASH	VP Mid-Market Sales	Siebel head of Mid Market Sales
MATT BELKIN	VP Best Practices	8 years analytics – Adobe; Yahoo!; Macromedia
NED SIZER	VP Financial Planning and Analysis	VP FP&A, Macromedia; Ford

25 November 27, 2007 OMNITURE

Q3 FY07 GAAP to Non-GAAP Reconciliation GAAP Acquisition Deferred Revenue Adj. Stock-based comp Amortization of Intangibles Imputed Interest Non-GAAP Revenues 37,382 368 37,750 Cost of Revenues 13,833 (450) (1,035) 12,348 GM% 63% 67% Operating Expenses 26,755 (3,184) (430) 23,141 Interest, other & taxes, net 2,106 33 2,139 Net (loss) income ($1,100) 368 3,634 1,465 33 $4,400 Diluted net (loss)/income per share ($0.02) $0.07 All data in thousands except per share amounts.

Additional Information and Where You Can Find It
     Omniture intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Omniture and Visual Sciences and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Omniture and Visual Sciences. Investors and security holders of Omniture and Visual Sciences are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Omniture, Visual Sciences and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Omniture or Visual Sciences with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Omniture by contacting Omniture’s Investor Relations at ir@omniture.com or via telephone at (801) 722-7037. Investors and security holders may obtain free copies of the documents filed with the SEC by Visual Sciences at vscn@marketstreetpartners.com or via telephone at (858) 546-0040. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
     Omniture and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Omniture and Visual Sciences in favor of the proposed transaction. Information about the directors and executive officers of Omniture and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.
     Visual Sciences and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Sciences and Omniture in favor of the proposed transaction. Information about the directors and executive officers of Visual Sciences and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.